Exhibit 99.9

PRESS RELEASE

Liberia: TotalEnergies is Awarded Four Offshore Exploration

Permits

Paris, September 17, 2025 – TotalEnergies has signed four Production Sharing Contracts (PSC) for the LB-6, LB-11, LB-17 and LB-29 Exploration blocks offshore Liberia, which were awarded following the 2024 Direct Negotiation Licensing Round organized by the Liberia Petroleum Regulatory Agency.

The blocks LB-6, LB-11, LB-17 and LB-29, covering an area of approximately 12,700 square kilometers, are located in the south of the Liberia Basin. The work program includes acquiring one firm 3D seismic survey.

“TotalEnergies is enthusiastic to be part of the resumption of exploration activities in offshore Liberia,” said Kevin McLachlan, Senior Vice-President Exploration at TotalEnergies. “Entering these blocks aligns with our strategy of diversifying our Exploration portfolio in high-potential new oil-prone basins. These areas hold significant potential for prospects that have the potential for large-scale discoveries that lead to cost-effective, low-emission developments, leveraging the Company’s proven expertise in deepwater operations.”

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	@TotalEnergies	@TotalEnergies	@TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).